UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CONNECTM TECHNOLOGY SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

207944 109

(CUSIP Number)

c/o Monterrey Acquisition Sponsor, LLC

419 Webster Street

Monterey, CA 93940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Monterrey Acquisition Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,415,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,415,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,415,000(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%(1)(2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	The securities are held directly by Monterrey Acquisition Sponsor, LLC (the “Sponsor”). Bala Padmakumar is the managing member of the Sponsor. Mr. Padmakumar has sole voting and dispositive control of the Sponsor. Mr. Padmakumar may be deemed to have beneficial ownership of the common stock held directly by the Sponsor.
(2)	Includes 3,790,000 shares of common stock which may be purchase by exercising warrants that are presently exercisable.
(3)	Based on the Issuer’s Current Report on Form 8-K filed on July 18, 2024, this percentage is calculated assuming that the total outstanding number of shares of common stock was 21,124,056 and total outstanding number of warrants was 3,790,000 on July 12, 2024.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bala Padmakumar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,415,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,415,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,415,000(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%(1)(2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The securities are held directly by Monterrey Acquisition Sponsor, LLC (the “Sponsor”). Bala Padmakumar is the managing member of the Sponsor. Mr. Padmakumar has sole voting and dispositive control of the Sponsor. Mr. Padmakumar may be deemed to have beneficial ownership of the common stock held directly by the Sponsor.
(2)	Includes 3,790,000 shares of common stock which may be purchase by exercising warrants that are presently exercisable.
(3)	Based on the Issuer’s Current Report on Form 8-K filed on July 18, 2024, this percentage is calculated assuming that the total outstanding number of shares of common stock was 21,124,056 and total outstanding number of warrants was 3,790,000 on July 12, 2024.

Item 1.	Security and Issuer.

This Schedule 13D is filed with the U.S. Securities and Exchange Commission (the “Commission”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of ConnectM Technology Solutions, Inc. (the “Issuer”). The Common Stock is listed on the Nasdaq Stock Market under the symbol “CNTM”. The Issuer’s principal executive officer is located at 2 Mount Royal Ave, Suite 550, Marlborough, MA 01752.

Item 2.	Identity and Background.

(a)	This Statement is filed jointly by (i) Monterrey Acquisition Sponsor, LLC and (ii) Bala Padmakumar (together, the “Reporting Persons”).

(b)	Each of the Reporting Persons is located at Monterey Capital Acquisition Corporation, 419 Webster Street, Monterey, CA 93940.

(c)	Mr. Padmakumar the Vice-Chairman of the Board.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Padmakumar is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons, as applicable. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), all shares of common stock, par value 0.0001 per share, and preferred stock, par value $0.0001 per share, of ConnectM Operations, Inc. (f/k/a ConnectM Technology Solutions, Inc., and referred to herein as “Legacy ConnectM”) were exchanged for shares of Common Stock of the Issuer.

Item 4.	Purpose of Transaction.

Business Combination

On July 12, 2024 (the “Closing Date”), the previously announced business combination was consummated pursuant to that certain Agreement and Plan of Merger, dated as of December 31, 2022 (as amended from time to time, the “Merger Agreement”), by and among the Issuer, Chronos Merger Sub, Inc., a wholly owned subsidiary of the Issuer prior to the consummation of the Business Combination (“Merger Sub”), and Legacy ConnectM. On the Closing Date, Merger Sub merged with and into Legacy ConnectM, with Legacy ConnectM surviving the merger as a wholly owned subsidiary of the Issuer (the ‘Business Combination”). In addition, in connection with the consummation of the Business Combination, the Issuer was renamed “ConnectM Technology Solutions, Inc.” and Legacy ConnectM was renamed “ConnectM Operations, Inc.”

Pursuant to the terms of the Merger Agreement, among other matters, at the effective time of the Business Combination (the “Effective Time”), (i) each share of Legacy ConnectM common stock issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive shares of the Issuer’s Common Stock at an exchange ratio of 3.3213477:1 (the “Exchange Ratio”), rounded down to the nearest whole share, and (ii) each share of Legacy ConnectM preferred stock issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive such number of shares of the Issuer’s common stock equal to (A) the aggregate number of shares of Legacy ConnectM common stock that would be issued upon conversion of the shares of Legacy ConnectM preferred stock based on the applicable conversion ratio immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole share.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)	See responses to Items 11 and 13 on the cover page for each of the Reporting Persons.

(b)	See responses to Items 7, 8, 9 and 10 on the cover page for each of the Reporting Persons.

(c)	Except as set forth in this Schedule 13D, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d)	Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

In connection with the consummation of the Business Combination, each of the Reporting Persons entered into an amended and restated registration rights agreement, dated as of July 12, 2024, with the Issuer and other parties thereto (the “RRA”). Pursuant to the RRA, the Issuer agreed, among other things, to register for resale all of the shares of Common Stock and other equity securities of the Issuer that are held by the Reporting Persons and other stockholders named therein. In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the stockholders named therein, including the Reporting Persons, may demand at any time or from time to time, to sell all or any portion of their registrable securities in an underwritten offering so long as the aggregate offering proceeds are reasonably expected to exceed $5,000,000. The RRA also provides the stockholders named therein, including the Reporting Persons, with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the RRA does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

Lock-Up Agreements

In connection with execution of the Merger Agreement, the Reporting Persons entered into a lock-up agreement with the Issuer (the “Lock-Up Agreements”), which became effective as of the Effective Time, pursuant to which each of Mr. Panigrahi and Avanti Holdings LLC agreed not to transfer any of their shares of Common Stock during the period beginning on the Closing Date and ending on the earlier of (A) 180 days after the Closing Date and (B)(x) the date on which the price of the common stock equals or exceeds $16.50 for any 20 trading days within any 30 trading day period following the 150th day after the Closing Date, or (y) a Change of Control (as defined in the Lock-up Agreements).

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, which is attached as an exhibit to this Statement and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1.	Agreement and Plan of Merger, dated as of December 31, 2022, by and among Monterey Capital Acquisition Corporation, Chronos Merger Sub, Inc. and ConnectM Technology Solutions, Inc., as amended (incorporated by reference to Annex A to the definitive Proxy Statement/Prospectus filed with the SEC on June 17, 2024).

2.	Amended and Restated Registration Rights Agreement, dated as of July 12, 2024, by and among ConnectM Technology Solutions, Inc., Monterrey Acquisition Sponsor, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on July 18, 2024).

3.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on January 3, 2023).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2024	By:	/s/ Bala Padmakumar

Bala Padmakumar

Monterrey Acquisition Sponsor, LLC

	By:	/s/ Bala Padmakumar
	Name:	Bala Padmakumar
	Title:	Managing Member